March 4, 2011

Ms. Linda Cvrkel

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F. Street NE

Washington D.C.  20549

Re:          K-Sea Transportation Partners, L.P.

Form 10-K for the fiscal year ended June 30, 2010

File No. 001-31920

Dear Ms. Cvrkel:

This letter sets forth the responses of K-Sea Transportation Partners L.P., a Delaware limited partnership (the “Partnership”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 1, 2011 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “Form 10-K”) of the Partnership.  For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below each comment is our response.  Any references to page numbers in our response correspond to the pages in the Form 10-K.

As requested in the Staff’s letter, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended June 30, 2010

Relationship with KA First Reserve LLC, page 102

1.              We note from the discussion on page 102 of the Company’s Annual Report on Form 10-K that in connection with the purchase of Series A Preferred Units, KA First Reserve, LLC entered into a Director Designation Agreement with the Partnerships’ general partner which entitles it to certain board representation rights with respect to the K-Sea General Partner LLC board for so long as it owns certain percentages of the company’s outstanding common units.  As these board representation rights appear to provide KA First Reserve, LLC with significant influence with respect to the Company’s operations, please revise the notes to the Partnerships’ financial statements in future filings to disclose the significant terms of this agreement and the related board representation rights.

Response:  We acknowledge the Staff’s comment and will revise our future filings of the Form 10-K to include the following disclosure in Note 1 to the consolidated financial statements:

“KA First Reserve, LLC (“KA First Reserve”) owns 18,551,999 (a) Series A Preferred Units (“Preferred Units”), representing a 48.9% (b) limited partner interest in the Partnership as of June 30, 2011. In connection with the sale of the Preferred Units to KA First Reserve on September 10, 2010 , the Partnership entered into a Director Designation Agreement with (a) KA First Reserve, (b) K-Sea General Partner L.P., our general partner, (c) K-Sea General Partner GP LLC, the general partner of our general partner, and (d) certain owners of the equity interests in K-Sea General Partner GP LLC. For purposes of the Director Designation Agreement, the number of Outstanding Common Units (as defined by the Director Designation Agreement) shall be calculated taking into account the Preferred Units on an as-converted basis.  Pursuant to the Director Designation Agreement, KA First Reserve is entitled to the following representation on the board of K-Sea General Partner GP LLC (the “Board”):

Ownership of the Partnership’s Outstanding Common Units	Number of Directors KA First Reserve May Designate
Greater than 33%	3

Greater than 22% and up to 33%	2

Greater than 11% and up to 22%	1

Less than or equal to 11%	0

Furthermore, if at any time after June 30, 2012, there is a “preferred distribution arrearage” outstanding for at least four consecutive quarters, KA First Reserve and its affiliates will have the right for all times thereafter to designate directors constituting a mathematical majority of the directors on the Board. A “preferred distribution arrearage” means with respect to any Preferred Unit, the excess, if any, of (a) the required distribution with respect to a Preferred Unit in respect of such quarter over (b) the sum of all distributions with respect to a Preferred Unit in respect of such quarter.

On September 10, 2010, pursuant to the terms of the Director Designation Agreement, three directors designated by KA First Reserve were appointed to the Board, which now consists of nine directors.”

(a) and (b) – amounts to be updated to reflect information applicable to our future filings.

Notes to the Financial Statements

Note 1. Basis of Presentation, page F-9

2.              We note your disclosure that in May 2009, the Partnership issued 49,775 limited partner units to the general partner in lieu of $1,244 in cash distributions and in August 2009 the Partnership issued 49,908 limited partner units to the general partner in lieu of $1,248 in cash distributions.  Please explain to us, and disclose in the notes to the financial statements in future filings, how you determined the value of the limited partner units.  If you determined that the value was based on “fair value,” please explain how “fair value” was determined or calculated.

Response:

We determined the value of the limited partner units using fair value. Fair value was determined using the closing price of the Partnership’s common units on the day before the declaration of the distribution by the Conflicts Committee of the Board of Directors. We will revise our future filings of the Form 10-K (and Form 10-Q if applicable to the period being reported upon) to include the following disclosure in the notes to the consolidated financial statements:

“The value of limited partner common units issued in lieu of a cash distribution was determined based upon the number of common units to be issued and the closing price of the Partnership’s common units on the day before the declaration of the distribution in respect of the quarters ended March 31, 2009 and June 30, 2009.  The value of the limited partner common units issued in lieu of a cash distribution in respect of the quarter ended March 31, 2009 recorded in the Statement of Partners’ Capital for the year ended June 30, 2009 was based upon a closing price of $19.14 per common unit as of April 29, 2009 for the May 2009 distribution.  The value of the limited partner common units issued in lieu of a cash distribution in respect of the quarter ended June 30, 2009 recorded in the Statement of Partners’ Capital for the three months ended September 30, 2009 was based upon a closing price of $24.09 per common unit as of August 3, 2009 for the August 2009 distribution.”

Note 2. Summary of Significant Accounting Policies

– Vessels and Equipment – including Changes in Accounting Estimates, page F-12

3.              We note your disclosure that included in vessels and equipment are drydocking expenditures that are capitalized and amortized over three years based on regulatory drydocking requirements.  Also, you disclose that drydocking activities include, but are not limited to, the inspection, refurbishment and replacement of steel, engine components, tail shafts, mooring equipment and other parts of the vessel.  Please tell us and expand your disclosure in the notes to the financial statements in future filings to provide a detailed description of the types of drydocking costs included on the balance sheet and an affirmative statement that the types of costs deferred are consistent in all periods presented.  If the types of costs deferred are not consistent, provide a discussion of any changes in types of costs deferred.

Response:  We acknowledge the Staff’s comment and will revise our future filings to include the following disclosure:

“Included in vessels and equipment are drydocking expenditures related to regulatory drydocking and survey requirements, which are capitalized and amortized over three years. Drydocking of vessels is required both by the United States Coast Guard (“USGC”) and the applicable classification society, which in the Partnership’s case is the American Bureau of Shipping (“ABS”). Regulatory surveys include loadline renewals, ABS or USCG drydocking, intermediate or special surveys of the hull, tail shaft surveys, special survey of machinery, internal structure exam, cargo tank internals, etc.  Costs incurred relating to a drydocking or a regulatory survey may include costs, among others, associated with diesel storage, cleaning and gas freeing tanks including chemist certificates, parts and labor associated with engine work (cargo pump engines and generator engines on a barge, main engines and generator engines on a tug),  overhauls to deck machinery (windlasses, cranes, mooring winches, anchor winch, etc.), reconditioning of tug tail shafts and propellers, bottom cleaning and coatings, regulatory fees to complete the scheduled surveys, etc. During the three year period ended June 30, 2011 there has not been a significant change in regulatory requirements, and therefore management believes the requirements and the types of costs associated with meeting them have been consistent for the three year period ended June 30, 2011.

– Net Income Per Unit, page F-16

4.              We note that in the table showing the calculation of the allocation of net income between the general partner and limited partners, distributions paid is disclosed as $8,727, $44,592 and $53,819 for the years ended June 30, 2010, 2009 and 2008, respectively.  Please tell us how you determined or calculated this amount and explain to us how the amount corresponds to the amount of cash distributions to partners as presented on the statement of cash flows.  Your response should clearly explain why the amounts of distributions paid as disclosed on page F-16 does not agree to the amounts reflected in the statements of cash flows for the respective periods.

Response:  The distributions paid of $8,727, $44,592 and $53,819 for the years ended June 30, 2010, 2009 and 2008, respectively, presented in the table included in Note 2 on page F-16 of the Form 10-K, represents the amounts paid/to be paid in respect of the four quarterly periods of each respective fiscal year presented. Quarterly distributions are both declared and paid after the quarter end. Therefore, the aggregate distributions declared in respect of a fiscal year, which are presented in Note 2,  will not equal the amount of cash distributions recorded on the cash flow statement for such fiscal year. The distributions paid included in the cash flow statement for the year ended June 30, 2010 are comprised of the cash distributions paid in August 2009, November 2009, February 2010 and May 2010 in respect of the quarters ended June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010.  Additionally, the distributions presented in the table included in Note 2 on page F-16 of the Form 10-K for the fiscal year ended June 30, 2009 include distributions to our general partner in respect of the fiscal year ended June 30, 2009, which were not paid in cash, but which were satisfied via the issuance of common units to the general partner.

Beginning with the Partnership’s quarterly report filed on Form 10-Q for the quarterly period ended September 30, 2010, we expanded the disclosure for this note by adding a footnote to the table that stated “Distributions paid for the three months ended September 30, 2009 reflect the $0.45 per limited partner unit cash distributions declared in respect of the quarter ended September 30, 2009.” We further revised the disclosure for this note in the Partnership’s quarterly report filed on Form 10-Q for the quarterly period ended December 31, 2010 by expanding the line item description for the table to “Less distributions paid/to be paid” in order to clarify that such amounts do not correlate with the amounts paid reported in the Statement of Cash Flows.  We will continue to provide these expanded disclosures in future filings.

Note 7. Financing

– Preferred Unit Investment, page F-38

5.              We note that in connection with the Series A Preferred Unit investment, KA First Reserve LLC has also been granted the right to acquire a 35% interest in the entity that owns the Partnership’s incentive distribution rights.  Please tell us and disclose in future filings, the amount, if any, that KA First Reserve LLC must pay to acquire the 35% interest.  Also, please tell us how you determined this purchase price.  If KA First Reserve LLC does not need to provide any additional consideration for exercising this right to acquire the 35% interest, please tell us how you accounted for the granting of this right in connection with the sale of the preferred units.

Response:  In conjunction with the Securities Purchase Agreement dated September 1, 2010 among the Partnership, K-Sea General Partner L.P. (“GP”) and KA First Reserve, GP formed a wholly owned subsidiary, K-Sea IDR Holdings LLC (“K-Sea IDR Holdings”), and transferred its incentive distribution rights (“IDR”) to K-Sea IDR Holdings.  The Securities Purchase Agreement grants KA First Reserve an irrevocable option (the “IDR Option”) to purchase 35% of the outstanding equity interests in K-Sea IDR Holdings in exchange for $100,000 in cash.  The IDR Option is exercisable until September 10, 2011.  We acknowledge the Staff’s comment and will revise our future filings to include the following disclosure:

“In connection with the Series A Preferred Unit investment, KA First Reserve has also been granted the right to acquire from K-Sea General Partner L.P. a 35% interest in the entity that owns the Partnership’s incentive distribution rights for $100. This right expires on September 30, 2011”.

Furthermore, the option exercise price was determined through arms-length negotiations with KA First Reserve, and reflected the parties’ assessment of the value of the 35% interest at the time of the transaction.  In determining such option exercise price, we established that there is little to no value to be assigned to the IDR’s, and therefore only a nominal value to the IDR Option based upon our consideration of the following facts, among others:

a)              The revolving credit agreement restricts the Partnership’s ability to make cash distributions unless certain minimum financial covenant ratios are met and requires that if cash distributions are made, $17.5 million in cash remain available after such distribution.  Furthermore, the revolving credit agreement limits cash distributions to no more than $0.45 per unit per quarter and cash distributions with respect to IDRs are made only when quarterly cash distributions exceed $0.55 per unit. Therefore, until the revolving credit agreement expires or is replaced by an agreement with no (or less onerous) restrictions, cash distributions with respect to the IDRs will be prohibited.

Because the Partnership will need to refinance the obligations under the revolving credit agreement prior to June 30, 2012, we also considered the following:

b)             Historically, the Partnership’s cash distributions have ranged from $0.43 per quarter to $0.77 per quarter, however for the quarter ended June 30, 2009, the latest quarter for which a $0.77 distribution occurred, there were less than an aggregate 16 million units outstanding. As of December 31, 2010 there were an aggregate 37.9 million units outstanding, including 18.6 million Preferred Units. The number of Preferred Units outstanding will increase quarterly by more than 0.6 million units due to the quarterly PIK distribution until cash distributions resume.  Absent the limitations imposed by the revolving debt agreement, quarterly available cash would need to exceed $20.8 million for the quarter ended December 31, 2010, in order for an IDR payment to be made in respect of such quarter and $83.2 million on an annual basis.  Cash flow from operating activities for the years ended June 30, 2010, 2009 and 2008 were $7.8 million, $52.0 million and $40.5 million, respectively.  The cash flows from operating activities for the year ended June 30, 2010 shows a significant decrease due to the downturn in business. A significant business recovery is not expected in the near term as per the Partnership’s forecasts. Management has concluded that even absent the revolving credit agreement restrictions, recent operating activities are not producing sufficient cash flow to provide for cash distributions in excess of $0.55 per unit.  Furthermore, management believes that there is a remote likelihood that the Partnership would generate sufficient cash flows from operating activities in the future to pay quarterly cash distributions in excess of $0.55 per unit.

The General Partner, as owner of K-Sea IDR Holdings LLC, which owns the IDRs, considered the aforementioned analysis and therefore assigned a nominal value of $100,000 to the IDR Option.

Note 9. Fair Value Measurements, page F-40

6.              We note that your disclosure includes a table summarizing assets and liabilities that are measured at fair value on a recurring basis at June 30, 2010.  Please revise future filings to include the required fair value information for each period for which a balance sheet is included.  See guidance at ASC 820-10-50-2.

Response:  We acknowledge the Staff’s comment and will revise our future filings accordingly.

Note 11. Long-Term Incentive Plan, page F-43

7.              We note from the disclosure on page F-43 that the Partnership estimated that forfeitures of restricted units would be zero for purposes of estimating the fair value of its restricted stock units. Please explain in detail why you believe your treatment is appropriate and in accordance with the guidance in ASC 718-10-30-11.  In this regard, we note from the disclosure in Note 11 that 2,910 units were forfeited during the fiscal year ended June 30, 2010.  Please advise or revise as appropriate.

Response:  We acknowledge the Staff’s comment and will revise our future filings to clarify how we determine the fair value of the restricted units and how we develop and use the forfeiture rate as follows:

“For all restricted unit awards granted in prior fiscal years, there is only a service condition (“vesting period”) in respect of such awards; they do not contain any vesting based on any performance or market conditions. The fair value estimate of such awards at their grant date was based solely upon the unit price at the grant date.

The Partnership estimates a forfeiture rate at the grant date which is used for determining stock compensation cost to be recognized over the vesting period of the new grant. Such forfeiture rate is used to adjust the stock compensation cost to be recognized over the vesting period to reflect an estimate of the number of restricted units for which the requisite service is expected to be rendered. Estimates of service expected to be rendered consider both management budgets and forecasts relating to staffing and the Partnership’s historical actual forfeiture rates. The initial estimate of stock compensation cost to be recognized over the vesting period, maybe revised based on new information that indicates that the actual number of restricted units expected to vest is likely to differ from previous estimates. The cumulative effect on current and prior periods of a change in the estimated number of restricted units for which the requisite service is expected to be or has been rendered is recognized in compensation cost in the period of the change.”

Our estimated forfeiture rate for each of the restricted unit awards granted during the period from the plan’s inception in January 2004 through June 30, 2010, aggregating 212,350 restricted units, was zero based on (a) information available at the respective grant dates including our budgets and forecasts relating to staffing and (b) our historical aggregate actual forfeiture of restricted units of less than 1% through the date of the last restricted unit grant on September 8, 2008.  As of June 30, 2010 the historical aggregate actual forfeiture rate of restricted units is 2.4%.  Such aggregate forfeitures resulted in the Partnership recording the reversal of compensation expense associated with units no longer expected to be issued of $44 and $48 for the fiscal years ended June 30, 2009 and June 30, 2010, respectively.

Note 14. Quarterly Results of Operations, page F-50

8.              Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the impairments of assets and goodwill.  Refer to the requirements outlined in Item 302(a)(3) of Regulation S-K.

Response:  We acknowledge the Staff’s comment and will revise our future filings accordingly.

*              *              *

Thank you for your consideration.  We would like to discuss our responses to your letter at your earliest convenience.

Sincerely yours,

/s/ Terrence P. Gill

Terrence P. Gill
Chief Financial Officer

cc:                                 Linda Cvrkel, Securities and Exchange Commission

Sean T. Wheeler, Latham & Watkins LLP

Donald G. Brenner, PricewaterhouseCoopers LLP

David N. Mandelbaum, PricewaterhouseCoopers LLP